Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

July 11, 2008

Via Facsimile: (202) 772-9217 and Regular US Mail

Mail Stop 6010

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  Suzanne Hayes

Re:	Znomics, Inc. Amendment No. 3 to Registration Statement on Form S-1/A Filed June 19, 2008 File No. 333-148220
We write on behalf of Znomics, Inc., (the “Company”) in response to Staff’s letter of July 1, 2008, by Jeffrey P. Rideler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 19, 2008, (the Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us but the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 3 to Form S-1/A

Description of Business

Status of New Products and Services, page 42

1.           We note your disclosure on page 44 that in May 2008, you entered into a research and license agreement with Dr. Nikolaus trede and the University of Utah for pre-clinical compound discovery for T-Cell related Diseases of leukemia, lymphoma, auto- immune diseases and inflammation.  Please revise the description of your agreement with Dr. Nikolaus Trede and the University of Utah to disclose the material terms of your agreement, including

•	Each parties’ benefits and obligation under the agreement;
•	If the agreement provides for milestone payments, quantify the aggregate amount of potential milestone payments;
•
If the agreement provides for royalty payments, please disclose the potential range of royalty payments (for example, “low teens” or “high-teens”) and the length of time you would be required to continue receiving those royalty payments;

•	Any rights you have to any discoveries made under the agreement in addition to milestone payments and royalties, such as commercialization rights, etc.;
•	Duration and termination provisions; and
•	Any other material terms.

In response to this comment, under the research agreement between Znomics, Inc. and the University of Utah executed on May 6, 2008 each parties’ primary benefits and obligations are as follows:

The Nikolaus Trede laboratory will consult with Znomics on selecting a diverse panel of compounds for screening using zebrafish T-cell assays to be mutually agreed upon and then screen tens of thousands of compounds from the Utah Library; develop with Znomics new kinds of T-cell assays; retest a number of hit compounds in zebrafish that had been discovered in previous Trede Lab screening work and perform additional analysis on these hits; perform cell culture and other assays using different T cell lines and other cell lines; perform validation by other means such as mass spectroscopy and test selected compounds for T-cell activity in mice; and transmit previous and new hits and data to Znomics. The University of Utah and the Trede lab will receive research payments from Znomics to fund this work and also receive a success payment on achievement of the deliverables. The workscope term is for 12 months and can be extended by mutual agreement.

Znomics will have an exclusive option from the University of Utah to a worldwide license on inventions during the term of the agreement and for six months following receipt of notice of invention, involving all T-cell technology including current and future compounds of the Trede Lab at pre-negotiated terms. These terms include payment by Znomics to the University of Utah a non-refundable initial fee, milestone payments on achievement of certain events including issuance of patents, initiation of clinical phase trials and first sale of a drug.  Znomics will also pay an annual maintenance fee. Znomics will pay a royalty in a low percentage range on sales of the licensed product. Termination of the agreement can be effected by 30 days notice from either party, but obligations or liabilities accrued under the agreement remain in effect.

2.
Please file the research and license agreement with Dr. Nikolaus Trede and the University of Utah as an exhibit, or provide us with an analysis supporting your determination that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

In response to this comment, the Company filed the agreement as an attachment.

Dependence on limited customers, page 46

3.
Given the fact that you do not currently have a drug target development contract with a biotechnology or pharmaceutical company, please tell us the basis for your statement that you expect to complete these phases for one or more of the T-cell related diseases in four months to one year.  Alternatively, delete the statement.

In response to this comment, the Company deleted the statement.

Financial Statements of Znomics

Pro Forma Financial Statements, page F-46

4.	We acknowledge your response to prior comment 3. Please update the pro forma income statement for your merger in November 2007 through the interim period ended March 31, 2008.

In response to this comment, the Company updated the pro forma income statement as requested.

If you have any questions regarding this comment letter, please feel free to contact me at (702) 312-6255.  Thank you.

Sincerely,

CANE CLARK LLP

/s/ Scott Doney
Scott Doney, Esq.